Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act") the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Arko Petroleum Corp and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: May 11, 2026

Harvest Fund Advisors LLC

Signature: /s/ Anthony Merhige
Name/Title: Anthony Merhige, Senior Managing Director

Harvest Fund Holdco L.P.

Signature: /s/ Anthony Merhige
Name/Title: Anthony Merhige, Authorized Person of Blackstone Harvest Holdco L.L.C., its general partner

Blackstone Harvest Holdco L.L.C.

Signature: /s/ Anthony Merhige
Name/Title: Anthony Merhige, Authorized Person

Blackstone Intermediary Holdco L.L.C.

Signature: /s/ Evan Clandorf
Name/Title: Evan Clandorf, Authorized Person of Blackstone Securities Partners L.P., its sole member

Blackstone Securities Partners L.P.

Signature: /s/ Evan Clandorf
Name/Title: Evan Clandorf, Authorized Person

Blackstone Advisory Services L.L.C.

Signature: /s/ Evan Clandorf
Name/Title: Evan Clandorf, Authorized Person

Blackstone Holdings I, L.P.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant
Secretary of Blackstone Holdings I/II GP L.L.C., its general
partner

Blackstone Holdings I/II GP L.L.C.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant
Secretary

Blackstone Inc.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant
Secretary

Blackstone Group Management L.L.C.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant
Secretary

Stephen A. Schwarzman

Signature: /s/ Stephen A. Schwarzman

Name/Title: Stephen A. Schwarzman